UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-39349

DoubleDown Interactive Co., Ltd.

(Exact name of registrant as specified in its charter)

Joseph A. Sigrist, Chief Financial Officer

c/o DoubleDown Interactive, LLC

605 5th Avenue, Suite 300

Seattle, WA 98104

+1-206-408-4545

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of the 14th Annual General Meeting of Shareholders

On March 30, 2022, DoubleDown Interactive Co., Ltd. (the “Company”) held its 14th Annual General Meeting of Shareholders for the fiscal year 2021. At the meeting, all of the following agenda items were conducted, approved, and ratified as originally proposed:

Agenda

1.

Presentation and discussion of the following reports: financial statements and consolidated financial statements, audit report, business report, and report on the operating status of the internal accounting management system.

2.	Approval of the remuneration limit for independent directors and executive officers of the Company:

•	Result: approved as originally proposed.

3.	Ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the fiscal years ending December 31, 2022, 2023 and 2024:

•	Result: approved and ratified as originally proposed.

Summary of Certain Approved Agenda Details

1.	Presentation and discussion of certain reports:

•	Highlight of the business report:

•

The Company is a leading developer and publisher of digital games on mobile and web-based platforms. The Company is the creator of multi-format interactive entertainment experiences for casual players. The Company’s flagship game, DoubleDown Casino, has been in the top 25 grossing mobile games annually on Apple App Store (iPhone) since 2015, according to App Annie. The Company has been an early pioneer in the social casino gaming segment of casual gaming and were among the initial publishers to launch a social casino game on the Facebook platform in 2010 with the release of DoubleDown Casino. As the market has shifted materially to mobile platforms in recent years, the Company has also embraced new distribution channels for its games, which have significantly expanded the Company’s overall reach and market opportunity. The Company’s games attract players of social casino and casual games, and have been installed over 115 million times to date. During 2021, an average of 2.4 million players played the Company’s games each month. The Company’s market opportunity includes casual gaming globally, which includes slots, puzzle, card, match three and other similar games. Sensor Tower estimated that the global market for mobile casual games was $22.4 billion in 2021, an increase of approximately 13% from 2020. Within the social casino segment of casual gaming, which includes free-to-play online slots, poker, table games, and bingo, DoubleDown Casino was ranked third among the top game titles by revenue during 2021, according to Eilers & Krejcik. The global social casino market was $7.6 billion in 2021, and is estimated to grow at 2.7% over the next four years to reach $8.5 billion by 2025, according to Eilers & Krejcik. As one of the leading players in social casino today, the Company believes it is well-positioned to combine its social casino expertise with additional game elements to deliver entertaining playing experiences for our players.

•	Key items of the approved financial statements for fiscal year 2021:

•	Consolidated financial statements for fiscal year 2021(1)

(In millions of Korean Won, except per share amount)
Total assets	1,160,471
Total liabilities	122,118
Total shareholders’ equity(2)	1,038,353
Total operating revenue	415,658
Profit before tax from continuing operations	116,482
Profit for the year	91,662
Basic earnings per share (Won)	39,810

Note:	(1)

Based on the International Financial Reporting Standards as adopted by the Republic of Korea. Such financial statements are not related to our audited consolidated financial statements and financial results prepared in accordance with the U.S. GAAP.

	(2)	Represents total equity, including shareholders of the parent entity and equity attributable to non-controlling interests.

•	Separate financial statements for fiscal year 2021(1)

(In millions of Korean Won, except per share amount)
Total assets	1,102,413
Total liabilities	63,804
Total equity	1,038,609
Total operating revenue	25,717
Profit before tax from continuing operations	89,715
Profit for the year	91,744
Basic earnings per share (Won)	39,846

Note:	(1)

Based on the International Financial Reporting Standards as adopted by the Republic of Korea. Such financial statements are not related to our audited consolidated financial statements and financial results prepared in accordance with the U.S. GAAP.

2.	Approval of the remuneration limit for independent directors and executive officers of the Company:

Director Remuneration Limit	KRW 5 billion

Forward-Looking Statements

Certain statements in this report are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about the Company’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond the Company’s control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to the Company’s operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DoubleDown Interactive Co., Ltd.

Date: March 30, 2022	By:	/s/ Joseph A. Sigrist
Name: Joseph A. Sigrist
Title: Chief Financial Officer